RMS



SEC

17017958

Securities and Exchange

JUL 25 2017

RECEIVED

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	May 31, 2017
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 68065

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bond Lane Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11812 San Vicente Blvd., Suite 500
(No. and Street)

Los Angeles (City) CA (State) 90049 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Carol Ann Kinzer 678-525-0992
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldman & Company, CPA's, P.C.
(Name – *if individual, state last, first, middle name*)

316 Alexander St., Suite 4 (Address) Marietta (City) GA (State) 30060 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CKB

OATH OR AFFIRMATION

I, David Higley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bond Lane Partners, LLC, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Partner

Title

See Attached

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ACKNOWLEDGMENT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Los Angeles)

On February 15th 2017 before me, Yelena Osadchaya Notary Public
(insert name and title of the officer)

personally appeared David O. Higley,
who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature ______________________ (Seal)


YELENA OSADCHAYA
Notary Public - California
Los Angeles County
Commission # 2161432
My Comm. Expires Aug 26, 2020

BOND LANE PARTNERS, LLC

(A LIMITED LIABILITY COMPANY)

FINANCIAL STATEMENTS FOR THE YEAR ENDED
DECEMBER 31, 2016
AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

BOND LANE PARTNERS, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

CURRENT ASSETS:		
Cash and cash equivalents	$	32,696
Accounts receivable		60,000
Office equipment, net of accumulated depreciation of $1,887		2,964
Prepaid expense		2,959
TOTAL ASSETS	$	98,619

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		51
MEMBER'S EQUITY		98,568
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	98,619

The accompanying notes are an integral part of these financial statements.

goldman

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Bond Lane Partners, LLC

We have audited the accompanying statement of financial condition of Bond Lane Partners, LLC as of December 31, 2016, and the related statements of operations, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of Bond Lane Partners, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bond Lane Partners, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in schedules 1, 2 and 3 has been subjected to audit procedures performed in conjunction with the audit of Bond Lane Partners, LLC's financial statements. The supplemental information is the responsibility of Bond Lane Partners, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.



Goldman & Company, CPA's, P.C.
Marietta, Georgia
February 13, 2017

316 Alexander Street • Suite 4 • Marietta, GA 30060 • 770.499.8558 • FAX 770.425.3683

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Bond Lane Partners, LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and became a member of the Financial Industry Regulatory Authority (FINRA) on August 24, 2009. The Company was organized as a California limited liability company (LLC).

The Company engages in the business of structuring private placements of both debt and equity securities, on the client's behalf, and acts as a mergers and acquisitions consultant on a fee for service basis in the digital media industry.

Since the Company is a limited liability company, the member is not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless the member has signed a specific guarantee.

Basis of Presentation

The Company keeps its books and prepares its financial statements on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Estimates

The presentation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenue when earned, normally fees are billed to clients when services are rendered and the Company has determined the fees to be collectible. Merger and acquisition consulting fees are derived when the Company introduces its clients to potential qualified investors to purchase either debt

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

or equity securities. Consulting revenue is also derived by the Company when clients hire the Company to provide strategic planning and consulting services to clients' management and/or board of directors.

The Company is evaluating new revenue recognition standards for broker-dealers and will be implementing as required.

Accounts receivable

Accounts receivable is comprised of consulting fees and are all considered collectible by the Company, no allowance is considered necessary.

Income Taxes

The Company is a limited liability company and as such, is not required to file its own tax return. Accordingly, no provision for income taxes is provided in the financial statements as they are the responsibility of the individual member.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

The member files income tax returns in the U.S. in both federal jurisdiction and state jurisdictions.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company defines cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

2. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital,

2. NET CAPITAL REQUIREMENTS (continued)

both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2016, the Company had net capital of $32,645, which was $27,645 in excess of its required net capital of $5,000 The Company's ratio of aggregate indebtedness to net capital was .0016 to 1.

3. RELATED PARTY TRANSACTIONS

The member received distributions of $1,985,200 for the year ended December 31, 2016 which is reflected on the statement of changes in member's equity.

4. COMMITMENTS AND CONTINGENCIES

Operating Lease

The Company has an obligation under an operating lease with an initial non-cancelable term in excess of one year. On November 17, 2016, the Company entered into an amended lease agreement to extend the term of the lease for the period from April 1, 2017 through March 31, 2018. The Company estimates future rental payments under this lease agreement as follows:

Year ending December 31		
2017	$	39,978
2018		10,560
Thereafter		-
Total	$	50,538

The Company's rent expense for the year ended December 31, 2016 was $35,618.

The Company subleases office space to a tenant on a month-to-month basis. Sublease income was $12,500 for the year ended December 31, 2016 and is shown as other income on the accompanying statement of operations.

5. SUBSEQUENT EVENTS

The Company evaluated subsequent events through February 13, 2017, the date its financial statements were issued. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its financial statements.

6. CONCENTRATIONS

62% of the Company's revenue for the year ended December 31, 2016 was earned from two customers.